Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2013		2012		2011	2010	2009
Computation of (Loss) Earnings:

Income (loss) before income taxes	$(120,309,482)		$(89,810,304)		$9,374,328	$43,337,067	$34,025,140
Add:
Fixed charges	5,553,522		4,646,818		2,948,406	1,539,407	388,686
Net loss (income) attributable to the non-controlling interest	2,969,204		992,050		(660,781)	(1,071,626)	(43,076)
(Loss) Earnings	$(111,786,756)		$(84,171,436)		$11,661,953	$43,804,848	$34,370,750

Computation of Fixed Charges
Interests expensed	$5,553,522		$4,646,818		$2,948,406	$1,539,407	$388,686

Fixed Charges	$5,553,522		$4,646,818		$2,948,406	$1,539,407	$388,686

Ratio of (Loss) Earnings to Fixed Charges	(20.1)	(a)	(18.1)	(b)	4.0	28.5	88.4

Deficiency	$117,340,278		$88,818,254		$—	$—	$—

(a) Due to the loss recorded in 2013, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $117 million to achieve coverage of 1:1 in 2013.
(b) Due to the loss recorded in 2012, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $89 million to achieve coverage of 1:1 in 2012.